Reid & Company

Barristers & Solicitors

Suite 1040 Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Telephone: (604) 687-5267
Facsimile: (604) 687-5872

David R. Reid Law Corporation

02028324

Reply attention of Donna L. Ornstein
Direct Line: (604) 687-1080
Our File No.: 951006
Email: dlornstein@reidandco.com

April 5, 2002

SEC MAIL PROCESSING
RECEIVED
APR 08 2002
WASH, D.C. 354 SECTION

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

RE: GTECH International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

If you have any further requirements, please let us know.

Yours truly,

REID & COMPANY

Per: *[signature]*
Donna L. Ornstein,
Legal Assistant

P
dlw 4/16

DLO/mlg
Enclosures

Exemption No. 82-3779

April 5, 2002

GTECH INTERNATIONAL RESOURCES LIMITED

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")**

(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	For the nine-month period ended January 31, 2002

(g)	Special Resolution	
	(i) Yukon	Not Applicable
	(ii) BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations thereunder and National Policy No. 41

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Quarterly Interim Financial Statements	For the nine-month period ended January 31, 2002
(d)	News Releases	Not Applicable
(e)	Form 53-901F, Material Change Report	Not Applicable
(f)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(g)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable

3. Materials filed with the Canadian Venture Exchange ("CDNX") (as required by its rules and policies, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder, the securities laws and regulations and National Policy No. 41.

(a)	CDNX Filing Statement	Not Applicable
(b)	Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	For the nine-month period ended January 31, 2002
(e)	News Releases	Not Applicable
(f)	Annual Information Form	Not Applicable
(g)	Prospectus	Not Applicable
(h)	Amendment to Prospectus	Not Applicable
(i)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(j)	Takeover Bid Circular	Not Applicable
(k)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(l)	Issuer Bid Circular	Not Applicable
(m)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(n)	Notice of Intention to Sell by a Control Person	Not Applicable

(o)	Notice of Dividends	Not Applicable
(p)	Notice of Proposed Private Placement – CDNX Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(q)	Notice of Proposed Minor or Major Transaction – CDNX Form 5C, Transaction Summary Form	Not Applicable
(r)	Notice of Grant Stock Options – CDNX Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the CDNX)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Quarterly Interim Financial Statements	For the nine-month period ended January 31, 2002
(c)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-3779

QUARTERLY AND YEAR END REPORT
B.C. FORM 51-901F

Incorporated as part of:

Schedule A X
Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT (y/m/d)
Gtech International Resources Limited	January 31, 2002	2002/03/18

ISSUER'S ADDRESS

GROUND FLOOR, 140 PHILLIP STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SYDNEY NSW AUSTRALIA	2000	011 612 9232 5313	011 612 9233 5015

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
IAN DENNIS	PRESIDENT	011 612 9233 5015

CONTACT EMAIL ADDRESS	WEB SITE ADDRES
iandennis@gtg.com.au	www.reflections.com.au/ykr

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Ian Dennis"	IAN DENNIS	2002/03/18
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Fred Bart"	FRED BART	2002/03/18

(Note: Signatures are entered in typed form)

SCHEDULE A: FINANCIAL STATEMENTS

GTECH INTERNATIONAL RESOURCES LIMITED

FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDING 31 JANUARY 2002

(UNAUDITED - PREPARED BY MANAGEMENT)

GTECH INTERNATIONAL RESOURCES LIMITED
BALANCE SHEET AS AT 31 JANUARY 2002
(UNAUDITED - PREPARED BY MANAGEMENT)

	31 JANUARY 2002 $	30 APRIL 2001 $	31 JANUARY 2001 $
Assets			
Current assets			
Cash	123,504	116,825	134,314
Investment in securities	63,000	15,000	15,000
Sundry debtors	316	1,682	1,721
Total Current Assets	186,820	133,507	151,035
Non Current Assets			
Investment in Mt Alexander Goldfields JV	145,629	145,629	145,629
Less Provision for write off	(145,629)	(145,629)	(145,629)
Equipment	-	-	1
Total Non Current Assets	-	-	1
Total Assets	186,820	133,507	151,036
Current Liabilities			
Accounts payable and accrued liabilities	-	6,552	3,565
Net Assets	186,820	133,507	147,471
Shareholders Equity			
Authorised capital – Unlimited number of common shares without nominal or par value			
Issued capital – 2,409,667 shares	-	4,508,710	4,508,710
Issued capital – 3,709,667 shares	4,638,710	-	-
Deficit	(4,451,890)	(4,381,755)	(4,361,239)
Total Shareholder Equity	$186,820	133,507	$147,471

Original approved by the Directors:

"Fred Bart" Fred Bart – Director

"Ian Dennis" Ian Dennis – Director

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF INCOME (LOSS) AND DEFICIT FOR THE NINE MONTH PERIOD ENDED 31 JANUARY 2002 (UNAUDITED – PREPARED BY MANAGEMENT)

	9 Months ended 31 January 2002 $	9 Months ended 31 January 2001 $
Revenue		
Interest received	2,699	2,428
Option fees received	53,000	80,000
	55,699	82,428
Expenses		
Audit and legal	13,943	21,553
Bank charges	453	266
Foreign exchange losses	290	5,563
Loss from Mt Alexander Joint Venture	-	61,930
Office, stock exchange fees and shareholder communications	3,974	12,679
Project generation	102,938	-
Share registry	4,236	7,000
Total Expenses	125,834	108,991
Net loss for the period before abnormal items	(70,135)	(26,563)
Abnormal items		
Provision for loss on investment in JV	-	(145,630)
Net loss for the period	(70,135)	(172,193)
Deficit at the beginning of the period	(4,381,755)	(4,189,046)
Deficit at the end of the period	(4,451,890)	(4,361,239)
Earnings (Loss) per share	$(0.019)	$(0.035)

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF CASH FLOWS FOR THE NINE MONTH PERIOD ENDED 31 JANUARY 2002 (UNAUDITED - PREPARED BY MANAGEMENT)

	9 Months Ended 31 January 2002	9 Months Ended 31 January 2001
Cash provided by (used in)		
Operating activities		
Net loss	(70,135)	(172,193)
Items not affecting cash		
Equity in loss from partnership	-	61,930
Exchange rate losses	-	5,563
Proceeds from sale of tenement	(48,000)	-
Loss on write down of investment in Mt Alexander Goldfield Joint Venture	-	145,630
Changes in non-cash working capital		
GST receivable	1,366	(1,172)
Accounts payable and accrued liabilities	(6,552)	64
	(123,321)	39,822
Financing activities		
Proceeds from private placement	130,000	-
Net increase (decrease) in cash held	6,679	39,822
Cash, beginning of period	116,825	94,492
Cash, end of period	123,504	134,314

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF INCOME (LOSS) AND DEFICIT FOR THE THREE MONTH PERIOD ENDED 31 JANUARY 2002 (UNAUDITED – PREPARED BY MANAGEMENT)

	3 Months ended 31 January 2002 $	3 Months ended 31 January 2001 $
Revenue		
Interest received	181	837
Proceeds from sale of tenements	17,000	80,000
	17,181	80,837
Expenses		
Audit and legal	298	6,937
Bank charges	52	65
Office, stock exchange fees and shareholder communications	-	309
Project generation	-	-
Share registry	352	539
Total Expenses	702	7,850
Net Profit (loss) for the period	16,479	72,987
Deficit at the beginning of the period	(4,468,369)	(4,434,226)
Deficit at the end of the period	(4,451,890)	(4,361,239)
Earnings Profit (loss) per share	$0.004	$0.030

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF CASH FLOWS FOR THE THREE MONTH PERIOD ENDED 31 JANUARY 2002 (UNAUDITED - PREPARED BY MANAGEMENT)

	3 Months Ended 31 January 2002	3 Months Ended 31 January 2001
Cash provided by (used in)		
Operating activities		
Net profit (loss)	16,479	72,987
Items not affecting cash		
Proceeds from sale of tenement	(12,000)	-
Changes in non-cash working capital		
GST receivable	1,268	(256)
Accounts payable and accrued liabilities	(881)	(443)
	4,866	72,288
Financing activities		
Proceeds from private placement	-	-
Net increase (decrease) in cash held	4,866	72,288
Cash, beginning of period	118,638	62,026
Cash, end of period	123,504	134,314

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

Notes to the Financial Statements for the nine month period ended 31 January 2002

These notes should be read in conjunction with the Audited Financial Statements for the year ended 30 April 2001.

1. Share Capital

Authorized

Unlimited number of common shares without nominal or par value.

Issued and outstanding

	Number of shares	Amount
Balance, April 30, 2001	2,409,667	$4,508,710
Private placement completed on 16 May 2001 in respect of common shares at C$0.10 each for cash	1,300,000	130,000
Balance, January 31, 2002	3,709,667	$4,638,710

Summary of options and warrants outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	February 3, 2005
	130,000	0.38	May 22, 2006
	288,500		
Warrants	1,300,000	0.14	May 15, 2003

2. Related Party Transactions

On 16 May 2001, the Company raised C$130,000 by the issuance of 1,300,000 units at a price of C$0.10 per unit to Genetic Technologies Limited, the parent corporation of the Company. Each unit consists of a common share and a two-year warrant to purchase an additional share at C$0.14. As a result of the private placement, the subscriber, Genetic Technologies Limited, of Australia, beneficially owns or exercises control or direction over 2,613,499 shares in the Company representing 70.45% of the issued capital of the Company and in the event of the exercise of the warrants, 78.12% of the then issued capital of the Company, assuming no other common shares are issued.

On 22 May 2001, the Company granted a stock option to Dr Mervyn Jacobson, Chairman, to purchase 130,000 shares at C$0.38 per share expiring on 22 May 2006. The option was accepted by the Canadian Venture Exchange Inc. on June 4, 2001.

On 4 June 2001, the Company announced that it would be using the funds from the private placement to pursue new business opportunities in the field of biotechnology with the assistance of the parent company, Genetic Technologies Limited.

During the period the Company incurred expenses amounting to C$102,938 in relation to pursuing biotechnology business opportunities. These funds were paid to Genetic Technologies Limited, the parent company.

3. Segmented Information

As at 31 January 2002 all the assets of the Company amounting to $186,820 were in Canada. The revenue earned by the Company during the nine-month period ended 31 January 2002 was interest received of $2,699 and the value of shares received as settlement for the sale of mining tenements of $53,000, which was earned in Canada.

QUARTERLY AND YEAR END REPORT
B.C. FORM 51-901F

Incorporated as part of:

Schedule A
Schedules B & C X

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT (y/m/d)
Gtech International Resources Limited	January 31, 2002	2002/03/18

ISSUER'S ADDRESS

GROUND FLOOR, 140 PHILLIP STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SYDNEY NSW AUSTRALIA	2000	011 612 9232 5313	011 612 9233 5015

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
IAN DENNIS	PRESIDENT	011 612 9233 5015

CONTACT EMAIL ADDRESS	WEB SITE ADDRES
iandennis@gtg.com.au	www.reflections.com.au/ykr

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Ian Dennis"	IAN DENNIS	2002/03/18
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Fred Bart"	FRED BART	2002/03/18

(Note: Signatures are entered in typed form)

Gtech International Resources Limited

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

For general and administrative expenses incurred during the period, please see the Statement of Income and deficit for the nine month period ended 31 January 2002 in Schedule A.

An amount of $102,938 was paid to Genetic Technologies Limited during the period (2000 – Nil) to review potential projects for the Company as follows:

Travel and accommodation expenses	8,027.00
Legal expenses - Canada	9,000.00
Patent review costs USA	15,000.00
	32,027.00
Management fees in relation to non-associated persons of Gtech International Resources Limited	40,911.00
Management fees in relation to associated persons of Gtech International Resources Limited (Dr Mervyn Jacobson and Ian Dennis)	30,000.00
	C$102,938.00

2. Related Party Transactions:

On 16 May 2001, the Company raised C$130,000 by the issuance of 1,300,000 units at a price of C$0.10 per unit to Genetic Technologies Limited, the parent corporation of the Company. Each unit consists of a common share and a two-year warrant to purchase an additional share at C$0.14. As a result of the private placement, the subscriber, Genetic Technologies Limited, of Australia, beneficially owns or exercises control or direction over 2,613,499 shares in the Company representing 70.45% of the issued capital of the Company and in the event of the exercise of the warrants, 78.12% of the then issued capital of the Company, assuming no other common shares are issued.

On 22 May 2001, the Company granted a stock option to Dr Mervyn Jacobson, Chairman, to purchase 130,000 shares at C$0.38 per share expiring on 22 May 2006. The option was accepted by the Canadian Venture Exchange Inc. on June 4, 2001.

On 4 June 2001, the Company announced that it would be using the funds from the private placement to pursue new business opportunities in the field of biotechnology with the assistance of the parent company, Genetic Technologies Limited.

During the period the Company incurred expenses amounting to C$102,938 in relation to pursuing biotechnology business opportunities for the Company. C$70,911 of this amount

was paid to Genetic Technologies Limited in respect of management fees for project generation in the current financial period.

3. Summary of Securities issued and options granted during the period:

(a) Summary of securities issued during the period: On 16 May 2001, the Company raised C$130,000 by private placement by the issuance of 1,300,000 units at a price of C$0.10 per unit to Genetic Technologies Limited. Each unit consists of a common share and a two-year warrant to purchase an additional share at C$0.14.

(b) Summary of options granted during the period: On 22 May 2001, the Company granted a stock option to Dr. Mervyn Jacobson, Chairman, to purchase 130,000 shares at Cdn.$0.38 per share, expiring on 22 May 2006. The option was accepted by the Canadian Venture Exchange Inc. on 4 June 2001.

4. Summary of securities as at January 31, 2002:

(a) Authorized share capital: unlimited number of common shares without par value.

(b) Shares issued and outstanding: 3,709,667 common shares; Recorded value: $4,638,710.

(c) Summary of options, warrants and convertible securities outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	February 3, 2005
	130,000	0.38	May 22, 2006
	288,500		
Warrants	1,300,000	0.14	May 15, 2003

5. Number of common shares held in escrow: Nil

Number of common shares subject to pooling: Nil

6. Directors: Dr Mervyn Jacobson
Fred Bart
Ian Dennis
Jim McFaull

Officers: Chairman – Dr Mervyn Jacobson
President and Secretary – Ian Dennis

Gtech International Resources Limited

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

The Company has previously announced that it had decided to focus the activities of the Company on seeking to find a new biotechnology opportunity to inject into the Company.

The Directors anticipate that once they have identified a suitable biotechnology project that they will call a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that once a suitable biotechnology project identified and approved by shareholders that further placements will be made to raise additional funds for the project.

The remaining mining project in Australia, the Mt Alexander Goldfields Joint Venture is up for sale. Gtech holds a 31.25% interest in the project and has reached an agreement with Genetic Technologies Limited, the holder of the remaining 68.75% not to have to advance any further funds to the project. The agreement with Genetic Technologies Limited provides for any additional funds advanced by Genetic Technologies Limited to be repaid from the proceeds of sale and once any additional funds have been repaid the net proceeds will be split in accordance with the respective shares in the Joint Venture.

The Directors have previously provided in full for the investment in the Mt Alexander Project.

The remaining Yukon exploration project, Revenue Creek, which was optioned several years ago was finalised during the quarter. ATAC Resources Limited agreed to pay C$5,000 plus issue 200,000 common shares in ATAC Resources Limited to the Company in full satisfaction of the option. Gtech retains a 2% NSR from which ATAC could purchase 1% for C$300,000 and another 0.5% for C$300,000 leaving Gtech International with a 0.5% NSR.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

The Company reported a net loss for the nine-month period ended 31 January 2002 of $70,135 compared to a net loss of $26,563 for the nine-month period ended 31 January 2001. Total expenses for the nine-month period ended 31 January 2002 were $125,834 compared to the nine-month period ended 31 January 2001 of $254,621. There was no loss from the Mt Alexander Joint Venture for the nine-month period ended 31 January 2002 as the project has been written off and the company is no longer responsible for the losses. There were costs of $102,938 incurred in the nine-month period ended 31 January 2002 in relation to seeking out biotechnology opportunities for the Company as stated in the Description of Business section in this report.

Revenue for the nine-month period ended 31 January 2002 consisted of interest received of $2,699 compared to the nine-month period 31 January 2001 of $2,428. During the current period the company received listed shares to the value of $36,000 in final sale and settlement of the Aurex project and $12,000 in respect of the final sale and settlement of the Yukon Revenue property. The Company also received $5,000 cash in respect of the sale and settlement of the Yukon Revenue property.

SUBSEQUENT EVENTS

There are no significant subsequent events.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

On 16 May 2001, the Company raised C$130,000 by the issuance of 1,300,000 units at a price of C$0.10 per unit to Genetic Technologies Limited, the parent corporation of the Company. Each unit consists of a common share and a two-year warrant to purchase an additional share at C$0.14. As a result of the private placement, the subscriber, Genetic Technologies Limited, of Australia, beneficially owns or exercises control or direction over 2,613,499 shares in the Company representing 70.45% of the issued capital of the Company and in the event of the exercise of the warrants, 78.12% of the then issued capital of the Company, assuming no other common shares are issued.

On 22 May 2001, the Company granted a stock option to Dr Mervyn Jacobson, Chairman, to purchase 130,000 shares at C$0.38 per share expiring on 22 May 2006. The option was accepted by the Canadian Venture Exchange Inc. on June 4, 2001.

On 4 June 2001, the Company announced that it would be using the funds from the private placement to pursue new business opportunities in the field of biotechnology with the assistance of the parent company, Genetic Technologies Limited.

During the nine-month period the Company incurred expenses amounting to C$102,938 (Quarter ended 31 January 2002 - $Nil) in relation to pursuing biotechnology business opportunities. These funds were paid to Genetic Technologies Limited and were paid in the current financial period. None of the projects investigated to date have been suitable for the Company.

A table setting out the funds raised for biotechnology opportunities and the application of funds for that purpose is set out below.

	Nine-month Period ended 31 January 2002	Nine- month period ended 31 January 2001
Proceeds from May 2001 private placement	130,000	-
Amount applied towards seeking biotechnology opportunities during the period	102,938	-
Amount available to be applied towards biotechnology opportunities during future period	27,062	-
Anticipated amount to be spent during the quarter ended 30 April 2002 on seeking biotechnology opportunities	27,062	-

LIQUIDITY AND SOLVENCY

As at January 31, 2002, the Company had cash on hand of $123,504, which is sufficient to meet the ongoing obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital.

The parent company, Genetic Technologies Limited has indicated its willingness to subscribe for additional shares in the capital of Gtech International Resources Limited should the need for additional capital be required.

EXPLORATION ACTIVITIES

Mt Alexander Goldfield Joint Venture - Victoria, Australia – 31.25%
MIN 4470, MAL 41, EL 3242, EL 3966, EL 4235 and EL 4372

No fieldwork was carried out during the quarter.

The Company has written down its interest in the project to Nil during the financial year ended April 30, 2001. The entire project is up for sale.

Aurex Property, McQuesten Area, Mayo Mining District, Yukon Territory

The company finalised the option agreement on the project with Expatriate Resources Ltd (CDN - EXR) on 31 August 2001 in exchange for 600,000 common shares in Expatriate Resources Ltd

The property will carry a 4.5% NSR, 1.5% to YKR International and 3% to Jim McFaull. Expatriate Resources has the right to purchase the entire 1.5% royalty of Gtech International at any time for C$1million.

Revenue Creek Claims, Dawson Range, Whitehorse Mining District, Yukon Territory

The company finalised the option agreement with ATAC Resources Limited (CDN ATA) on 5 January 2002 in exchange for C$5,000 cash and 200,000 common shares in ATAC Resources Limited.

Gtech retains a 2% NSR from which ATAC could purchase 1% for C$300,000 and another 0.5% for C$300,000 leaving Gtech International with a 0.5% NSR.

INVESTOR RELATIONS

No external investor relations activities were carried out during the quarter.

The company maintains a web site at http://www.reflections.com.au/YKR, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information.